Exhibit 21.1

Our corporate structure, including our principal operating subsidiaries, is as follows:

Name of subsidiary	Jurisdiction of incorporation or organization
Allied Esports Media, Inc.	Delaware
Allied Esports International, Inc.	Nevada
eSports Arena Las Vegas, LLC	Delaware
Esports Arena, LLC (25% ownership interest)	California
Allied Mobile Entertainment, Inc.	Delaware
Allied Mobile Entertainment (Hong Kong) Limited	Hong Kong
Allied Experiential Entertainment, Inc.	Delaware
Skyline Music Entertainment Limited (51% ownership interest)	Macau
AGAE Investment Limited	Hong Kong
Allied Commercial Development Ltd.	China
Beijing Lianhuan Technology Co., Ltd.	China
Beijing Lianzhong Zhihe Technology Co., Ltd. (40% ownership interest)	China